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Filed by: GB&T Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Southern Heritage Bancorp.
Commission File No. 000-30485

NEWS RELEASE

For Immediate Release

For more information, please contact:

Gregory L. Hamby EVP and CFO ghamby@gbt.com Phone: (678) 450-3369	W. Michael Banks Senior Vice President mbanks@gbt.com Phone: (678) 450-3480	P.O. Box 2760 Gainesville, GA 30503 Fax: (770) 531-7359

GB&T Bancshares, Inc. Reports First Quarter 2004 Net Income of $2.2 Million, Up 30.3%

Declares Cash Dividend of $0.095 Per Share, an Increase Of 5.6%

        GAINESVILLE, Ga., April 20, 2004 (PRIMEZONE)—GB&T Bancshares, Inc. (Nasdaq:GBTB), a fast-growing multi-bank holding company comprised of five Georgia community banks and a north Georgia consumer finance company, reported first quarter 2004 net income of $2.2 million, or $0.32 per diluted share, compared to $1.7 million, or $0.31 per diluted share, for the prior-year first quarter. Earnings reflect strong revenue growth derived from both net interest income and non-interest income sources. Benefiting from its most recent acquisition as well as organic growth, the Company experienced year-over-year loan and deposit growth of $161.6 million and $158.0 million, respectively, representing increases of 28.7 percent and 26.3 percent above prior year first quarter performance. The quarterly per share comparison reflects a 25.7 percent increase in average diluted shares outstanding to 6,942,879 as a result of the 1,397,584 shares issued for the acquisition of First National Bank of the South ($127 million in assets), which closed August 29, 2003.

        At a meeting held April 19, 2004, the Board of Directors of GB&T Bancshares declared a cash dividend of $0.095 per share on the Company's common stock. This represents an increase of $0.005, or 5.6 percent above the prior quarter. The newly-declared dividend is payable on May 14, 2004 to shareholders of record as of the close of business on May 3, 2004.

        The annualized returns on average assets ("ROA") and average equity ("ROE") for the first quarter of 2004 were 0.93 percent and 9.14 percent, respectively, compared with 0.94 percent and 11.28 percent for the first quarter of 2003.

        Richard A. Hunt, President and CEO, commented, "We are pleased that earnings growth has benefited from our active acquisition strategy, as well as from a dynamic economy that provides ample opportunity for organic growth. Since first quarter last year, assets grew 28.5 percent, of which 11.8 percent was organic. Both Hall and Paulding Counties, home to our two largest banks, were named in the top 100 fastest-growing counties in the U.S. according to the most recent census. The Atlanta area and Georgia continue to lead the nation in the pace of economic recovery, and Georgia remains one of the top states in which to do business. These factors should continue to favorably impact organic growth going forward."

        "This quarter was an exciting one for our company. Our focus on building infrastructure has enabled us to take advantage of acquisition opportunities as they present themselves. We entered into agreements to acquire $118 million asset Southern Heritage Bancorp, which is located in Hall County, and $72 million asset Lumpkin County Bank in Lumpkin County. Both acquisitions, which are subject to shareholder and regulatory approval, are logical extensions to our markets. Southern Heritage Bancorp will expand our presence in growing southern Hall County. Lumpkin County, which is contiguous to Hall, will give us the number two deposit market share in that growing North Georgia county. These transactions are expected to close mid-year 2004; at that point, GB&T Bancshares' assets will exceed $1.1 billion."

        Total revenue, defined as net interest income and non-interest income, was $11.8 million for the first quarter of 2004, an increase of 26.1 percent over the $9.3 million reported in the prior-year period. Net interest income rose 27.0 percent to $8.9 million, reflecting a 26.9 percent increase in average earning assets, partially offset by a 3 basis point decline in the net interest margin, to 4.11 percent. The pressure on the margin in the first quarter was caused by stronger than expected loan demand and higher funding costs. Mr. Hunt noted, "We are pleased to manage through this rate environment and maintain our margin at this level."

        Non-interest income for the first quarter of 2004 was $2.9 million, an increase of 23.3 percent above the prior-year period. Excluding gains on the sale of securities, non-interest income increased 13.4 percent. The majority of the increase was derived from higher service charges on deposit accounts, up 27.7 percent, and growth in other income, up 20.2 percent. The higher deposit service charges are the result of the HomeTown Bank and First National Bank of the South acquisitions plus organic growth. Non-interest income represents 22.9 percent of operating revenue.

        Non-interest expense for the first quarter of 2004 was $8.3 million, an increase of 22.7 percent above the first quarter of 2003. Salaries and employee benefits, the largest component of expense growth, increased 19.6 percent, reflecting a 24.4 percent increase in FTE staff, as well as merit and benefits increases. GB&T Bancshares' efficiency ratio was 72.45 percent for the first quarter of 2004 compared to 72.96 percent for the prior-year period. According to Mr. Hunt, "We have increased our holding company staff to manage the recent and pending acquisition activity. The soon-to-be-consummated in-market mergers with Southern Heritage and Lumpkin County Bank will provide opportunities to enhance efficiencies going forward, and should allow us to make progress in reaching our mid-60's efficiency goal."

        Asset quality has improved significantly, with net charge-offs of $6,000, or 0.003 percent, compared to $0.5 million, or 0.29 percent, in the preceding quarter, and $0.3 million, or 0.23 percent, for the year-ago quarter. Non-performing assets are stable as a percent of the growing loan portfolio. For the first quarter of 2004, non-performing assets were $6.1 million, equivalent to 0.62 percent of assets, compared to $5.7 million, or 0.60 percent of fourth quarter 2004 assets, and $5.8 million, or 0.77 percent of assets, twelve months ago.

        Total assets were $974.2 million at March 31, 2004, an increase of $216.3 million, or 28.5 percent from twelve months ago. The FNB acquisition accounted for $127 million, or 16.7 percent, of the increase, while $89.3 million of the asset growth, or 11.8 percent, was organic. Loans rose $161.6 million, or 28.7 percent, to $724.3 million. Total deposits increased $158.0 million, or 26.3 percent, to $758.2 million.

        Shareholders' equity at March 31, 2004 was $99.3 million, a twelve-month increase of $37.7 million, or 61.0 percent, primarily reflecting the impact of the FNB acquisition and earnings for the period. Equity was 10.20 percent of period-end assets. GB&T Bancshares had 6,822,098 shares of common stock outstanding at quarter-end.

About GB&T Bancshares, Inc.

        Based in Gainesville, Georgia, GB&T Bancshares, Inc. is a multi-bank holding company operating five community banks: Gainesville Bank & Trust, United Bank & Trust, Community Trust Bank, HomeTown Bank of Villa Rica, and First National Bank of the South. In addition, the Company owns a consumer finance company, Community Loan Company, with eight offices located in Northern Georgia. As of March 31, 2004, GB&T Bancshares had assets of $974.2 million, with 20 branches located in high-growth Georgia markets. GB&T Bancshares' common stock is listed on the Nasdaq National Market under the symbol "GBTB." Please visit our website www.gbt.com for additional information about the company.

Forward-Looking Statements

        Some of the statements in this press release, including, without limitation, statements regarding our proposed acquisitions, projected growth in the counties in which we operate, our efficiency, loan loss reserves, net interest margin, revenue growth and other statements regarding our future results of operations are "forward-looking statements" within the meaning of the federal securities laws. In addition, when we use words like "anticipate", "believe", "intend", "expect", "estimate", "could", "should", "will", and similar expressions, you should consider them as identifying forward-looking statements, although we may use other phrasing. These forward-looking statements involve risks and uncertainties and are based on our current beliefs and assumptions. Factors that may cause actual results to differ materially from those expressed or implied by such forward-looking statements include, among others, the following possibilities: (1) competitive pressures among depository and other financial institutions may increase significantly; (2) changes in the interest rate environment may reduce margins or the volumes or values of loans held or made by us; (3) general economic conditions may be less favorable than expected (both generally and in our markets), resulting in, among other things, a deterioration in credit quality and/or a reduction in demand for credit; (4) economic, governmental or other factors may prevent the projected population and commercial growth in the counties in which we operate; (5) we may be unable to obtain required shareholder or regulatory approval for our proposed acquisitions, (6) legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which we are engaged; (7) costs or difficulties related to the integration of our businesses may be greater than expected; (8) deposit attrition, customer loss or revenue loss following the acquisitions may be greater than expected; (9) competitors may have greater financial resources and develop products that enable such competitors to compete more successfully than us; and (10) adverse changes may occur in the equity markets. Many of these factors are beyond our ability to control or predict, and readers are cautioned not to put undue reliance on such forward-looking statements. We disclaim any obligation to update or revise any forward-looking statements contained in this release.

        GB&T will be filing registration statements on Form S-4 and other documents with the Securities and Exchange Commission (the "SEC") in connection with the acquisitions of Southern Heritage Bancorp and Lumpkin County Bank. One registration statement will contain a prospectus of GB&T relating to the common stock to be issued in the acquisition of Southern Heritage Bancorp and a proxy statement of Southern Heritage Bancorp relating to the acquisition, while the other registration statement will contain a prospectus of GB&T relating to the common stock to be issued in the acquisition of Lumpkin County Bank and a proxy statement of Lumpkin County Bank relating to the acquisition. Investors and shareholders are urged to read the respective proxy statement/prospectuses and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and shareholders will be able to receive the respective proxy statement/prospectuses and other documents filed by GB&T free of charge at the SEC's web site, www.sec.gov or from GB&T Bancshares, Inc. at 500 Jesse Jewell Parkway, S.E., Gainesville, Georgia 30501.

        GB&T and its directors and executive officers and Southern Heritage Bancorp and its directors and executive officers will be participants in the solicitation of proxies in connection with the acquisition of Southern Heritage. In addition, GB&T and its directors and executive officers and Lumpkin County Bank and its directors and executive officers will be participants in the solicitation of proxies in connection with the acquisition of Lumpkin County Bank. Information about the directors and executive officers of GB&T and their ownership of GB&T stock will be set forth in the respective proxy statement/prospectuses. Investors may obtain additional information regarding the interests of such participants by reading the respective proxy statement/prospectuses when they become available.

Source: GB&T Bancshares, Inc.

        Contact: Gregory L. Hamby, EVP and CFO, +1-678-450-3369, or ghamby@gbt.com, or W. Michael Banks, Senior Vice President, +1-678-450-3480, or mbanks@gbt.com, both of GB&T Bancshares, Inc.

GB & T Bancshares Inc.
CONSOLIDATED FINANCIAL HIGHLIGHTS
(Unaudited)

	1st Qtr 2004	4th Qtr 2003	3rd Qtr 2003	2nd Qtr 2003	1st Qtr 2003
	(dollars in thousands except per share data)
EARNINGS
Net interest income	$8,886	9,301	7,865	7,341	6,997
Provision for loan loss	$284	155	861	176	214
Other income	$2,899	2,660	2,524	2,392	2,352
Other expense	$8,348	8,282	7,319	7,291	6,801
Net income	$2,230	2,803	1,478	1,733	1,711
Non-recurring income (gain on sale of securities) after-tax	$0	0	0	0	0
Non-recurring expense (loss on sale of building) after- tax	$0	0	0	196	0
Operating income	$2,230	2,803	1,478	1,929	1,711
PER SHARE DATA
Basic earnings per share	$0.33	0.41	0.25	0.32	0.32
Diluted earnings per share	$0.32	0.40	0.24	0.31	0.31
Operating diluted earnings pershare	$0.32	0.40	0.24	0.35	0.31
Book value per share	$14.56	14.25	14.01	11.75	11.49
Tangible book value per share	$9.74	9.39	9.59	9.99	9.72
Cash dividend per share	$0.090	0.090	0.090	0.090	0.085
PERFORMANCE RATIOS
Return on average assets	0.93%	1.18%	0.72%	0.92%	0.94%
Return on average equity	9.14%	11.62%	7.94%	11.08%	11.28%
Net interest margin	4.11%	4.32%	4.18%	4.24%	4.14%
Other expense / Average assets	3.49%	3.47%	3.58%	3.89%	3.73%
Efficiency Ratio	72.45%	70.58%	70.98%	72.03%	72.96%
Other income/Total operating revenue	22.88%	20.73%	23.72%	24.19%	24.93%
MARKET DATA
Market value per share—Period end	$28.15	23.63	22.26	24.57	19.36
Market as a % of book	1.93	1.66	1.59	2.09	1.68
Cash dividend yield	1.28%	1.52%	1.62%	1.47%	1.76%
Common stock dividend payout ratio	28.13%	22.50%	37.50%	29.03%	27.42%
Period-end common shares outstanding (000)	6,822	6,794	6,792	5,391	5,365
Common stock market capitalization ($Millions)	$192.04	160.55	151.20	132.45	103.88
CAPITAL & LIQUIDITY
Equity to assets	10.20%	10.26%	10.35%	8.35%	8.14%
Period-end tangible equity to assets	7.06%	7.00%	7.33%	7.19%	6.97%
Total risk-based capital ratio	11.78%	11.80%	12.34%	12.84%	12.51%
Average loans to deposits	97.39%	95.63%	96.00%	94.25%	95.49%

ASSET QUALITY
Net charge-offs	$6	508	157	87	314
(Ann.) Net loan charge-offs/ Average loans	0.003%	0.29%	0.10%	0.06%	0.23%
Non-performing loans	$2,951	3,333	4,849	3,332	4,110
OREOs	$2,053	1,868	1,279	1,171	1,263
90-day past dues	$1,053	509	750	597	449
NPAs + 90 day past due/ Total assets	0.62%	0.60%	0.75%	0.67%	0.77%
Allowance for loan losses/ Total loans	1.24%	1.23%	1.33%	1.33%	1.32%
Allowance for loan losses/NPA's + 90 days past due	148.65%	152.82%	132.00%	147.59%	127.76%
END OF PERIOD BALANCES
Total loans,net of unearned fees	$724,282	709,958	685,098	565,055	562,682
Total assets	$974,213	944,278	919,228	758,048	757,953
Deposits	$758,178	728,629	712,289	605,063	600,204
Stockholders' equity	$99,327	96,843	95,172	63,325	61,676
Full-time equivalent employees	388	380	365	330	312
AVERAGE BALANCES
Loans	$720,063	700,662	611,294	564,210	555,727
Total earning assets	$869,253	854,205	747,089	694,728	685,075
Total assets	$960,962	945,785	811,516	751,953	738,743
Deposits	$739,353	732,672	636,735	598,642	581,985
Stockholders' equity	$98,137	95,701	73,868	62,739	61,507

GB&T Bancshares, Inc.
Condensed Consolidated Statement of Condition

	3/31/2004	3/31/2003
	(Unaudited)	(Unaudited)
Assets (in thousands):
Cash and due from banks	$18,237	$18,217
Interest-bearing deposits in banks	546	2,332
Federal funds sold	16,306	29,590

Total cash and equivalents	35,089	50,139

Securities available-for-sale, at fair value	137,249	104,811
Restricted equity securities	4,763	3,784

Total securities	142,012	108,595

Loans	724,282	562,682
Allowance for loan losses	9,004	7,438

Loans, net	715,278	555,244

Premises and equipment	25,950	20,734
Goodwill and intangible assets	32,909	9,509
Other assets	22,975	13,732

Total assets	$974,213	$757,953

Liabilities and Stockholders' Equity (in thousands):
Deposits
Non interest-bearing	$86,797	$66,830
Interest-bearing	671,381	533,374

Total deposits	758,178	600,204

Federal funds purchased and securities sold under repurchase agreements	11,973	14,351
Federal Home Loan Bank advances	77,580	61,619
Other borrowings	1,330	231
Other liabilities	10,361	4,872
Company guaranteed trust preferred securities	15,464	15,000

Total liabilities	874,886	696,277

Stockholders' equity:
Capital stock	68,280	35,688
Retained earnings	30,012	24,386
Accumulated other comprehensive income (loss)	1,035	1,602

Total stockholders' equity	99,327	61,676

Total liabilities and stockholders' equity	$974,213	$757,953

GB&T BANCSHARES, INC. AND SUBSIDIARIES
Consolidated Statements of Income
(Unaudited)

	Three months ended March 31,
	2004	2003
	(amounts in thousands, except per share data)
Interest income:
Loans, including fees	$11,645	$9,738
Investment securities:
Taxable	985	985
Nontaxable	184	168
Federal funds sold	27	54
Interest-bearing deposits in banks	1	11

Total interest income	12,842	10,956

Interest expense:
Deposits	2,903	2,977
Federal funds purchased and securities sold under repurchase agreements	48	41
Federal Home Loan Bank advances	800	728
Other borrowings	205	213

Total interest expense	3,956	3,959

Net interest income	8,886	6,997
Provision for loan losses	284	214

Net interest income after Provision for loan losses	8,602	6,783

Other income:
Service charges ondeposit accounts	1,394	1,092
Mortgage origination fees	460	557
Insurance commissions	144	144
Gain on sale of securities	263	28
Other operating income	638	531

Total other income	2,899	2,352

Other expense:
Salaries and employee benefits	4,933	4,124
Net occupancy and equipment expense	1,222	1,004
Other operating expenses	2,193	1,673

Total other expense	8,348	6,801

Income before income taxes	3,153	2,334
Income tax expense	923	623

Net income	$2,230	$1,711

Earnings per share:
Basic	$0.33	$0.32

Diluted	$0.32	$0.31

Weighted average shares
Basic	6,809	5,361

Diluted	6,943	5,523

Cash dividends per common share	$0.090	$0.085

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GB & T Bancshares Inc. CONSOLIDATED FINANCIAL HIGHLIGHTS (Unaudited)
GB&T Bancshares, Inc. Condensed Consolidated Statement of Condition
GB&T BANCSHARES, INC. AND SUBSIDIARIES Consolidated Statements of Income (Unaudited)